November 19, 2007

Mr. Stephen F. Ayers
Variable Products Security Counsel
Nationwide Life and Annuity Insurance Company
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

    Re: Nationwide VLI Separate Account – G
                  Initial Registration Statement on Form N-6
                  <u>File Nos. 333-146650 & 811-21697</u>

Dear Mr. Ayers:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on October 12, 2007. We provided a full review of the above referenced filing. For the comments that follow, page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. *Cover Page:* Please indicate whether this is an individual or group contract or both.

2. *Investment Options (p. 1):* Please correct the second sentence under this heading. Per the disclosure on page 11, the contract appears to provide only one fixed option, not two.

3. *Adverse Tax Consequences (p. 3):* In the Adverse Tax Consequences section, please clarify that for modified endowment contracts, distributions and loans may be taxable as ordinary income and not a return of investment.

4. *Fee Tables - Generally (pp. 4-8):* Please make the following changes to the fee table presentations: Maximum and current charges should be presented consistently throughout the tables, and all maximum charges should be identified as "maximum." To the extent possible, please eliminate all unnecessary text in the tables (particularly the Amount Deducted boxes) and the footnotes. Where charges are described as a percentage of a particular value (*e.g.,* "Accelerated Benefit Payment" or "base policy Specified Amount"), define these terms in the glossary and capitalize them throughout the prospectus. Round all charges dollar-based to the nearest cent except where this would under-estimate the charge; in that instance, round up to the next higher cent. For all charges that vary based on personal characteristics, present maximum and minimum charges and the charge for a representative insured. <u>See</u> Instruction 3(b) to Item 3. If the charge in the table is annualized but the fee is deducted more frequently, ensure that this is clear from the table or indicate it in a footnote. Finally, if an option has no charge, please do not include that option in the fee table.

5. *Transaction Fee Table: Accelerated Death Benefit ("ADB") Rider Charge (p. 4):* Please consider stating the charge as a percentage of death benefit or cash value if possible. If this is not feasible, define "unadjusted Accelerated Benefit Payment," and include a footnote cross-referencing the narrative describing the calculation of the charge. <u>See</u> Comment 4, above.

6. *Periodic Charge Table (p. 5):*

a. *Underwriting and Distribution Charge*: Footnote 13 indicates that this charge varies with personal characteristics. If so, please present maximum, minimum and representative charges per Instruction 3(b) to Item 3. Alternatively, revise the related footnote. Also, please capitalize the term "base policy" and define it in the Glossary.

b. *Policy Loan Interest Charge*: Please consider stating the charge as a percentage of the outstanding policy loan amount. You may present the net policy loan interest charge provided it is clearly identified as a net value.

c. *Monthly Flat Extra*: Please include a line item for the "monthly flat extra [charge] assessed for substandard ratings" indicated on page 20 under the Cost of Insurance Charge heading or explain why this is not appropriate.

7. *Periodic Charge Table for Optional Riders (pp. 6-7):*

a. *Applicable Specified Amount for Representative Contractowners*: The assumed Specified Amount for a representative contractowner is not presented consistently across the various riders. Unless inappropriate, please assume the same representative contractowner for all the riders and describe the specified amount assumptions consistently (*e.g.,* total or base specified amount).

b. *Adjusted Sales Load ("ASL") Rider Charge*: This charge also appears to vary with personal characteristics; please revise. See Comment 6(a), above. Also, to the extent possible, please limit the text in the table through an appropriate footnote cross-referencing a narrative description of the charge. In the narrative description of the charge on page 24, please explain how "aggregate monthly Premiums" differs from total "Premiums paid" or delete the word "monthly."

c. *Children's Term Insurance Rider Charge*: As with the ASL Rider, please limit the text in Amount Deducted column of the table for this charge and charges for the Spouse Life Insurance Rider and the Accidental Death Benefit Rider.

d. *Page 7 Table Header:* Please correct the reference to Footnote 14 in the table header on page 7.

8. *Underlying Fund Table Preamble (p. 7):* Please present the preamble to the underlying fund fee table on the same page as the table itself.

9. *Fee Table Footnotes (pp. 9-10):* In the footnote associated with each charge that varies based on individual characteristics, please (i) identify the characteristics assumed for the maximum and minimum charges in the table; (ii) state that the charges shown may not be representative of the charge that a particular contractowner may pay; and (iii) indicate how a contractowner can find more information about his or her specific cost. See Instruction 3(b) to Item 3.

10. *Variable Investment Options (pp. 11-12):* Please move the last sentence of the second paragraph to the discussion of separate account on page 43 where the statement will be in context. Also, please correct the name of the underlying fund currently called "Gartmore NVIT Emerging Markets Fund."

11. *Accumulation Unit Value, Cash Value & Net Asset Value (pp. 12-13, 56):* The method by which contract level transaction fees and periodic charges are deducted is confusing. Pages 12 and 13 indicate that such charges are reflected in contract value by reducing the number of accumulation units that corresponds to the value of the charges deducted. The definition of Cash Value on page 56 supports this. However, the glossary definitions of Accumulation Unit and Net Asset Value

("NAV") state that the deduction of these charges is reflected in the value of each Accumulation Unit. Please reconcile this discrepancy.

12. *Sub-Account Transfers (pp. 13-14):* Please clarify that if market timing is not successfully deterred, contractowners remaining in the affected underlying fund bear the resulting increased costs.

13. *Cash Value (pp. 16-17):* The status of the loan account is unclear. Please revise the fourth sentence under the bullet points to clarify where loan account values are held if not in the general account.

14. *Changing the Amount of Insurance Coverage (p. 17):* In the fourth paragraph under this header, please say where a contractowner can find his or her "minimum Specified Amount."

15. *Exchanging the Policy (p. 17):* Please add the word "adverse" between "have" and "tax" in the 3rd sentence of the last paragraph.

16. *Flat Extra Charge (p. 20):* Please describe the flat extra charge mentioned in the first paragraph under "Cost of Insurance Charge." Also, please refer to it as a "flat extra <u>charge</u>" to make clear what it really is. Per Item 5(a), state the value in the charge narrative as well.

17. *Underwriting & Distribution Charge (p. 21):* Please identify the units of the values in the chart. <u>See</u> <u>Also</u> Comment 6(a) above.

18. *Amount of Payments We Receive (p. 23):* Please delete "this policy or" from the first sentence of this section. This policy was not offered in 2006.

19. *Overloan Lapse Protection Rider (pp. 23-24):* Please delete the "Additional Insured Rider" bullet point on page 24. That rider is not offered.

20. *Adjusted Sales Load Rider Charge (pp. 24-25):* If correct, please disclose that the cost of deferring the sales and premium tax expenses through this rider exceeds the amount a contractowner would pay for these charges if deducted in the form of a Premium Load. Also, in the first sentence under this header, the phrase "if you elect the Rider" appears misplaced; please consider moving it. Note that the same phrase and issue appear in the charge disclosure for the following riders: Long Term Care Rider ("LTC Rider"), Spouse Life Insurance Rider, Accidental Death Benefit Rider, Premium Waiver Rider, Additional Term Insurance Rider, and Waiver of Monthly Deduction Rider.

21. *LTC Rider (pp. 24-25):* Describe how the value of LTC Rider benefit payment is determined.

22. *Spouse Life Insurance Rider (p. 26):* Per Item 6(b)(3), please provide a more complete discussion of the rider's right of conversion. Specifically, identify any time limits on conversion and how the cash value of the contract may be affected by the conversion.

23. *Accelerated Death Benefit Rider (pp. 26-27):*
a. <u>Restrictions on Coverage</u>: In your response letter to the Staff, please explain the circumstances contemplated in the last bullet point on page 26.

b. <u>Charges Associated With the Rider</u>: The concepts of "unadjusted acceleration benefit payment" and interest rate discount are not adequately explained. Please revise the description of this charge in its entirety. The revised disclosure should explain what function the interest rate discount serves, what an unadjusted acceleration benefit is, and why either one matters. It should also explain the relationship between that interest rate discount and the insurance company's risk.

    c.   *Calculation of the Accelerated Death Benefit:* Please explain what "unpaid premium" means and where the "Rider Percentage" comes from.

24. Premium Waiver Rider (p. 28): Please indicate when this rider can or must be elected.

25. Change of Insured Rider (pp. 28-29):
a. *Conditions:* Please delete the word "business" from Condition 1 or explain why this prerequisite applies if the contracts are not offered solely through corporate employers.

    b. *New Insured:* Please confirm that there are no circumstances in which the policy's death benefit will be affected by policy charges that vary based on individual characteristics. Alternatively, in your response letter, explain why the Death Benefit will not be affected if the underwriting classification and characteristics of the new insured change the policy's costs.

26. Additional Term Insurance Rider (p. 29): Converting this rider into additional Specified Amount may impact other charges under the contract. Therefore, please indicate this and any other consequences of which contractowners should be aware prior to exercising his or her conversion right. Also, in the charge description section, please clarify the statement, "[t]he Rider Death Benefit is based on the death benefit option elected by you for the base policy and will be equal to the difference between the total death benefit and the base policy death benefit." (emphasis added.) The quoted description of the Rider Death Benefit appears circular.

27. Waiver of Monthly Deduction Rider (p. 28): Please describe the kind of circumstances in which the rider's benefit may not be sufficient to keep the policy from lapsing.

28. Extended Death Benefit Guarantee Rider (pp. 30-33):
a. *Generally*: The purpose and operation of this rider are very difficult to understand. Please revise the provision in its entirety using the more specific comments below as guidelines. The disclosure should explain why a contractowner would want this rider, the general circumstances under which it would be beneficial, and the general circumstances in which it would not provide a benefit or the benefit would be negligible.

    b. *Alternative Required Premium Amounts:* Please describe the function served by designating an Extended Death Benefit Guarantee ("EDBG") Accumulated Premium and an EDBG Advanced Payment Accumulated Premium, how the two values differ, and how each value is related to the ultimate benefit provided by the rider.

    c. *Cumulative Premium Tests:* Please explain what "returned Premium" is and how the EDBG Accumulated Premium amount is determined. Also, please rewrite the "Note" paragraph under sub-paragraph 1 and the second sentence of sub-paragraph 2 in clear, simple terms. Similarly, the disclosure explaining when the EDBG Advanced Payment Accumulated Premium Test no longer applies is too complex to be useful. Rule 421.

    d. *Effect of Partial Surrenders & Policy Loans:* Please define the various acronyms and terms of art in this section. In particular, your revised disclosure should define Net Accumulated Premium clearly and indicate why this value matters in determining whether the rider benefit will be provided.

    e. *Other Riders (p.32)*: The concept of "receiving benefits" under the rider is confusing. It appears the benefit is not a tangible thing received; it prevents the commencement of the grace period. If correct, please describe the operation of the rider in terms more suited to the benefit provided. Also, in your response letter, please explain to the Staff the kind of complex interactions alluded to in the bold paragraph at the end of this section.

f. *EDBG Rider Available Investment Options (pp. 32-33):* Please explain what happens to a contractowner if one of his or her underlying fund options is eliminated from the list of available options under the rider per the rights reserved at the bottom of page 33.

29. Partial Surrender (pp. 35-36): In the second paragraph, please clarify the phrase "most recent monthly deductions." Specifically, does this refer to transaction charges from the previous month as well as periodic charges?

30. Extending the Maturity Date (p. 37): Please clarify why a contractowner is given a choice between extending for Cash Value and extending for Specified Amount if the greater will apply automatically.

31. Payment of Policy Proceeds (p. 38): Please confirm that any settlement contract provided in exchange for the policy as a payout option will comply with Rule 11a-2 under the Securities Act of 1940 or confirm that Registrant has appropriate exemptive relief to permit such an exchange.

32. Glossary (pp. 56-57): Please add definitions of the following terms as they appear on the pages indicated: Proceeds (p. 1); Accelerated Benefit Payment (p. 4); Base Policy (p. 4); Unadjusted Accelerated Benefit Payment (p. 4); Unpaid Premium (p. 27); Rider Percentage (p. 27); Returned Premium (p. 30); Forceout of Premium (p. 30); and Net Accumulated Premium (p. 31).

33. Surrender Charge Examples (pp. 58-60):
a. *Maximum Surrender Charge Equation:* Please clarify which of the following equations applies:

$$(a \ \text{or} \ b) * p + (c \ * \ d) \qquad \text{or} \qquad [(a \ \text{or} \ b) * p + c] * d$$

b. *Surrender Charge Percentage Range:* Please explain why the figures for males and females between ages 0 and 72 are all generally around 65% when p defines the surrender charge percentage as a range from 24% to 65%. Also, the surrender charge percentage for a 72 year old male appears inconsistent with the other charges in that second table. Please revise or explain.

c. *Example 1:* Please explain the relationship between the 64.0% figure for P on page 58 and the 77.5% figure used for P in the final calculation line of Example 1 on page 59 (which equation begins, "SC = $5,245.47 x 77.5%…").

34. Outside Back Cover Page: The correct the zipcode for the Commission's Public Reference Room is 20549-8090.

35. Item 29 Indemnification (Part C): Please delete the last sentence of the response to this item or explain why it is appropriate.

36. Miscellaneous Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

37. Representations We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please file your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products